.. September 20, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3628

Attn:	Ms. Pamela Long

Re:	Crown Holdings, Inc.

Registration Statement on Form S-4

Filed August 16, 2013

File No. 333-190694

Ladies and Gentlemen:

Crown Americas LLC (“Crown Americas”) and Crown Americas Capital Corp. IV (“Crown Americas Capital IV” and, together with Crown Americas, the “Companies”) have today submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to their Registration Statement on Form S-4 (the “S-4”). On behalf of the Companies, we respond to the comments raised by the staff of the Commission (the “Staff”) in the letter dated August 28, 2013 from Mr. Craig Slivka, for Ms. Pamela Long, to Mr. William Gallagher. For your convenience, the Staff’s comments are included in this letter in bold face type and are followed by the applicable response.

Summary, page 1

Expiration Date, page 3

1.	We note that you have left blank the expiration date of the offer pending effectiveness of this registration statement. Please confirm supplementally that the offer will be open for at least twenty full business days to ensure compliance with Rule 14e-1(a). Please note that pursuant to Rule 14d-1(b)(7), the 20th business day ends at twelve midnight Eastern Time on the 20th business day and the offer must remain open continuously until at least that time. Finally, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

September 20, 2013

In response to the Staff’s comment, the Companies confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) and acknowledge the Staff’s comment regarding Rule 14d-1(b)(7). For logistical reasons, we intend to provide that the offer will expire at 5:00 p.m. on the twenty-first business day following commencement, rather than midnight on the twentieth business day. The Companies also confirm that the expiration date will be included in the final prospectus disseminated to the security holders and filed with the Commission pursuant to Rule 424.

Undertakings, page II-7

2.	Please revise your disclosure to include Item 512(a)(5)(ii) of Regulation S-K undertakings.

In response to the Staff’s comment, the Companies have revised the undertakings on page II-7 of the S-4 to include the undertaking provided in Item 512(a)(5)(ii) of Regulation S-K undertakings.

Exhibits

3.	Please file the organizational documents for all registrants, including guarantors.

In response to the Staff’s comment, the Companies have filed the organizational documents for all registrants, including the guarantors, as Exhibits 3.c to 3.dd of the S-4.

If you have any questions, please feel free to contact the undersigned at 215-994-2277. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Ian A. Hartman

Ian A. Hartman